     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1999


                                    REGISTRATION NOS. 333-80547/811-4001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
                        PRE-EFFECTIVE AMENDMENT NO. 1                        [ ]
                                                                             [ ]
                          POST-EFFECTIVE AMENDMENT NO.
                                     AND/OR
       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [X]
                                                                             [X]
                                AMENDMENT NO. 26

                            ------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                           (EXACT NAME OF REGISTRANT)

                      METROPOLITAN LIFE INSURANCE COMPANY
                           (EXACT NAME OF DEPOSITOR)

                   1 MADISON AVENUE, NEW YORK, NEW YORK 10010
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 578-5364
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

                              GARY A. BELLER, ESQ.
              SENIOR EXECUTIVE VICE-PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                                1 MADISON AVENUE
                            NEW YORK, NEW YORK 10010
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                              JOHN A. DUDLEY, ESQ.
                            SULLIVAN & WORCESTER LLP
                         1025 CONNECTICUT AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                            ------------------------


     PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS REGISTERED AN INDEFINITE AMOUNT OF SECURITIES. REGISTRANT'S RULE 24f-2 NOTICE FOR THE YEAR ENDED DECEMBER 31, 1998 WAS FILED WITH THE COMMISSION ON MARCH 31,1999.



     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      METROPOLITAN LIFE SEPARATE ACCOUNT E
                                    FORM N-4
                                     UNDER
       THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940

                             CROSS REFERENCE SHEET
                           (PURSUANT TO RULE 481(A))

FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
      1.  Cover Page............................. Cover Page

      2.  Definitions............................ Important Terms You Should
                                                    Know

      3.  Synopsis............................... Table of Expenses

      4.  Condensed Financial Information........ General Information--Advertising
                                                    Performance; General
                                                    Information--Financial
                                                    Statements

      5.  General Description of Registrant,
            Depositor, and Portfolio Companies... MetLife; Metropolitan Life
                                                    Separate Account E; Investment
                                                    Choices; General
                                                    Information--Voting Rights


      6.  Deductions and Expenses................ Table of Expenses; Contract
                                                    Fee; Assignment Fee; Premium
                                                    Taxes; Charges; General
                                                    Information--Who Sells the
                                                    Income Annuity; Appendix;
                                                    Premium Tax Table

      7.  General Description of Variable
            Annuity.............................. The Income Annuity--Purchasing
                                                    an Income Annuity; Income
                                                    Annuity--Allocation; General
                                                    Information--Administration/
                                                    Changes to the Income
                                                    Annuity

      8.  Annuity Period......................... Important Terms You Should
                                                    Know; Income Annuity--Income
                                                    Payment Types/The Value of
                                                    Your Income Payments

      9.  Death Benefit.......................... Not Applicable

     10.  Purchases Values....................... MetLife; Metropolitan Life
                                                    Separate Account E; Income
                                                    Annuity/Allocation of
                                                    Purchase Payment/The Value
                                                    of Your Income Payments;
                                                    General Information--
                                                    Administration

     11.  Redemptions............................ General Information

     12.  Taxes.................................. Federal Tax Treatment

     13.  Legal Proceedings...................... Not Applicable

     14.  Table of Contents of the Statement of
            Additional Information............... Table of Contents of the
                                                    Statement of Additional
                                                    Information

     15.  Cover Page............................. Cover Page

     16.  Table of Contents...................... Table of Contents

     17.  General Information and History........ Not Applicable

     18.  Services............................... Independent Auditors;
                                                    Services; Year 2000;
                                                    Distribution of Certificates
                                                    and Interests in the Income
                                                    Annuity

FORM N-4
ITEM NO.                                                PROSPECTUS HEADING
--------                                          ------------------------------
     19.  Purchase of Securities Being Offered... Not Applicable

     20.  Underwriters........................... Distribution of Certificates
                                                    and Interests in the Income
                                                    Annuity

     21.  Calculation of Performance Data........ Performance Data

     22.  Annuity Payments....................... Variable Income Payments

     23.  Financial Statements................... Financial Statements of the
                                                    Separate Account; Financial
                                                    Statements of MetLife

                                                           [             ], 1999


MetLife Settlement Plus, A Variable Income Annuity
Issued by Metropolitan Life Insurance Company

This Prospectus describes an income annuity contract (the "Income Annuity") which may be used to fund the financial obligations for periodic payments under a structured settlement.

--------------------------------------------------------------------------------

Money is allocated among the Income Annuity's available investment choices. The choices may include the Fixed Income Option (not described in this Prospectus) and investment divisions available through Metropolitan Life Separate Account E which divisions, in turn, invest in the following corresponding portfolios of the Metropolitan Series Fund, Inc. ("Metropolitan Fund"):

  MetLife Stock Index
  State Street Research Growth
  State Street Reseach Diversified
  Harris Oakmark Large Cap Value
  Lehman Brothers Aggregate Bond Index
  T. Rowe Price Large Cap Growth

How to learn more:

Before agreeing to a structured settlement pursuant to which settlement money may be invested in an Income Annuity, read the information in this Prospectus about the Income Annuity and Metropolitan Life Separate Account E. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional Information ("SAI"), dated [ ], 1999. The SAI is considered part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page [ ] of this Prospectus. To request a free copy of the SAI or to ask questions, write or call:

Metropolitan Life Insurance Company
Structured Settlement Group
200 Park Avenue
New York, NY  10166-0188 Area 5P
Attention: MetLife Settlement Plus
Phone: (800) 638-2704 ext. 0606

The Securities and Exchange Commission has a website (http://www.sec.gov) which you may visit to view this Prospectus, SAI and other information. The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

The current Metropolitan Fund Prospectus is attached to the back of this Prospectus. You should also read the Metropolitan Fund Prospectus carefully before agreeing to a structured settlement pursuant to which an Income Annuity may be purchased. This Prospectus is not valid unless attached to a Metropolitan Fund Prospectus.


--------------------------------------------------------------------------------

Income Annuity

This Income Annuity provides a stream of payments. Your income payments will vary to reflect the performance of the portfolios underlying the selected investment divisions. In addition, the amount of your income payment is also based on the amount of the purchase payment, the income payment type and personal factors such as your age.

A word about investment risk:

An investment in any variable annuity involves investment risk. As a result, the value of your income payments will fluctuate and may decrease. Money invested is
NOT:

     o    a bank deposit or obligation;

     o    federally insured or guaranteed; or

     o    endorsed by any bank or other financial institution.

TABLE OF CONTENTS

Important Terms You Should Know ...........................................    4

Table of Expenses .........................................................    6

MetLife ...................................................................    7

Metropolitan Life Separate Account E ......................................    7

Settling Your Claim .......................................................    8

The Income Annuity ........................................................    9
     Investment Choices ...................................................    9
     Income Payment Types .................................................   10
     Allocation of Purchase Payment .......................................   11
     The Value of Your Income Payments ....................................   11
       Annuity Units ......................................................   11
       AIR ................................................................   12
       Valuation ..........................................................   13
     Contract Fee .........................................................   13
     Assignment Fee .......................................................   13
     Premium Taxes ........................................................   14
     Charges ..............................................................   14
       Separate Account Charge ............................................   14
       Investment-Related Charge ..........................................   14

General Information .......................................................   15
     Administration .......................................................   15
       Purchase Payments ..................................................   15
       Receiving Income and Information ...................................   15
     Advertising Performance ..............................................   16
     Changes to the Income Annuity ........................................   16
     Voting Rights ........................................................   17
     Who Sells the Income Annuity .........................................   18
     Purchases in New York or North Carolina ..............................   18
     Financial Statements .................................................   18

Federal Tax Treatment .....................................................   19
     Tax Treatment of Income Payments Received in Settlement
        of Personal Physical Injury Claims ................................   19
     A Defendant May Assign Its Obligation to Make Income
        Payments to You ...................................................   19
     Using the Income Annuity to Fund Qualified Assignments ...............   20
     Owners Other than MIAC ...............................................   21
     Table of Contents of the Statement of Additional Information .........   22
Appendix for Premium Tax Table ............................................   23


MetLife does not intend to offer the Income Annuity anywhere it may not lawfully be offered and sold. MetLife has not authorized any information or representations about the Income Annuity other than the information in this Prospectus, the attached prospectus, supplements to the prospectuses or any supplemental sales material we authorize.

Important Terms You Should Know

Annuity Units

An annuity unit is the unit of measurement used to determine the amount of each variable income payment. The initial variable income payment is converted into annuity units established for a specific investment division by dividing the initial variable income payment by the annuity unit value for that investment division at the commencement of the contract. The resulting number of annuity units under the Income Annuity remains constant for the life of the contract.

Annuity Unit Value

We determine the value of annuity units for each investment division each day the New York Stock Exchange is open for regular trading. The values increase or decrease based on the investment performance of the corresponding underlying portfolios.

Assumed Investment Return (AIR)

Under the Income Annuity, the AIR is a hypothetical percentage rate of return used to determine the amount of the initial variable income payment. The AIR is also the benchmark that is used to measure the investment performance of a given investment division to determine the amount of all subsequent income payments to you.

Claim

A claim is your request to be compensated or provided with other relief for a loss because of a personal physical injury or physical sickness. Your claim may be resolved in a number of ways including, for example, voluntary agreement of the parties, as in a pre-trial settlement, operation of law, a court ordered judgment, or an administrative ruling. For convenience, we use this term regardless of whether or not a legal proceeding has been instituted.

Contract

A contract is the legal agreement between the owner and MetLife. Although you are not the owner of the contract, usually you will receive a copy of the contract and the income payments under the contract. The contract contains the relevant provisions of the Income Annuity. MetLife issues the contract for the Income Annuity described in this Prospectus. In some cases, you may receive a certificate rather than the contract which contains the relevant provisions of the Income Annuity. Throughout this Propectus we refer to either a contract or a certificate as a contract.

Defendant

The defendant is the person or entity you allege is responsible for your claim. The defendant's liability insurance company may make payments to you and/or may assume the responsibility to respond to your claim or may also be a party to your claim. For convenience, when we refer to the defendant, we also mean the defendant's liability insurance company. We use the term "defendant" even if no lawsuit has begun.

Investment Division

Investment divisions are subdivisions of the Separate Account. When money is allocated to an investment division, the investment division purchases shares of a portfolio (with the same name) within the Metropolitan Fund.

MetLife

Metropolitan Life Insurance Company is the company that issues the Income Annuity. Throughout this Prospectus, MetLife is also referred to as "we," "us" or "our."

MetLife Designated Office

The MetLife Designated Office will handle the processing of all requests concerning the Income Annuity. MetLife will notify you and provide you with the address of the MetLife Designated Office.

Metropolitan Insurance and Annuity Company (MIAC)

MIAC is a wholly-owned subsidiary of MetLife. Typically, the liability for making the payments to an injured party under a settlement of your claim is assigned by the defendant to MIAC under a qualified assignment. MIAC assumes the obligation to make income payments to you and may purchase the Income Annuity to fund its obligation. MIAC owns the Income Annuity. However, another subsidiary of MetLife may act as the assignee. For convenience, we use MIAC throughout this Prospectus when discussing assignments to MIAC or any other MetLife affiliate.

Owner

The owner of the Income Annuity is the entity which purchases the Income Annuity to provide for payments due to you under a settlement of your claim. The owner exercises all rights of ownership. You are not the owner.

Separate Account

A separate account is an investment account. All assets contributed to investment divisions under the Income Annuity are pooled in the Separate Account and maintained for the benefit of investors in the Income Annuity.

You (Your)

In this Prospectus, "you" means the injured party(ies) for whom the Income Annuity is purchased to provide the payments due to you under a settlement of your claim.

Variable Annuity

A variable annuity is an annuity in which income payments are based upon the performance of investments such as stocks and bonds held by one or more underlying portfolios. You assume the investment risk in a variable annuity. Your income payment will fluctuate based on the performance of the investment divisions listed in the contract.

Table of Expenses--income annuity

The following table shows the Separate Account and Metropolitan Fund charges and expenses applied to the Income Annuity. The numbers in the table for the Separate Account are estimates for the current year and the numbers for the Metropolitan Fund are based on past experience. The numbers in this table are subject to change. It is not intended to show the actual expenses which may be higher or lower. The table does not show premium taxes which may apply.

   One Time Contractowner Transaction Expense
     Contract Fee (1) .............................................         $350

   Separate Account and Metropolitan Fund Annual Expenses

   Separate Account Annual Expenses (estimated as a percentage of average account value for the fiscal year ending
     December 31, 1999) (2)........................................        1.25%

   Metropolitan Fund Annual Expenses (actual as a percentage of average net assets for the fiscal year ending December 31, 1998)

                                                                     OTHER ESPENSES TOTAL EXPENSES OTHER EXPENSES TOTAL EXPENSES
                                                               MANAGEMENT    WITHOUT        WITHOUT    AFTER EXPENSE  AFTER EXPENSE
                                                                   FEES   REIMBURSEMENT  REIMBURSEMENT REIMBURSEMENT  REIMBURSEMENT
   MetLife Stock Index Portfolio (3).......................        .25         .05           .30           .05         .30
   State Street Research Diversified Portfolio (3)(4)......        .43         .05           .48           .05         .48
   State Street Research Growth Portfolio (3)(4)...........        .48         .05           .53           .05         .53
   Harris Oakmark Large Cap Value Portfolio (4)(5).........        .75         .80          1.55           .20         .95
   T. Rowe Price Large Cap Growth Portfolio (4)(5).........        .70        1.18          1.88           .20         .90
   Lehman Brothers Aggregate Bond Index Portfolio (5)......        .25         .32           .57           .23         .48


   Following  are the expenses on a $1,000  investment in each  investment  division  listed  below,  assuming a 5%
   annual return on assets:
                                                                                 1           3           5         10
                                                                               Year        Years       Years      Years
------------------------------------------------------------------------------------------------------------------------
   MetLife Stock Index Portfolio...........................                   $ 16       $  49       $  85       $ 185
   State Street Research Diversified Portfolio.............                     18          55          95         206
   State Street Research Growth Portfolio..................                     18          56          97         210
   Harris Oakmark Large Cap Value Portfolio................                     23          70         119         256
   T. Rowe Price Large Cap Growth Portfolio................                     22          68         117         250
   Lehman Brothers Aggregate Bond Index Portfolio..........                     18          55          95         206

1 In addition, a one time assignment fee of $750 is assessed when the defendant assigns its liability to make payments to you under the structured settlement to one of our affiliates, like MIAC.

2 Our total Separate Account Annual Expenses will not exceed 1.25% of the average value of amounts in the investment divisions.

3 Prior to May 16, 1993, we paid all expenses of the Metropolitan Fund (other than management fees, brokerage commissions, taxes, interest and extraordinary or non-recurring expenses).

4 Each Portfolio's management fee decreases when its assets grow to certain dollar amounts. The "break point" dollar amounts at which the management fee declines are more fully explained in the prospectus for the Metropolitan Fund.

5 These Portfolios began operations on November 9, 1998. We pay all expenses (other than management fees, brokerage commissions, taxes, interest and extraordinary or non-recurring expenses) in excess of .20% of the average net assets for each of these Portfolios until the Portfolio's total assets reach $100 million, or until November 8, 2000, whichever comes first. The expense information in the Table has been restated to reflect current expenses as if they had been in effect for the entire year.

MetLife

Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. Headquartered in New York City, MetLife is one of the world's largest financial services companies and a leader in life insurance sales in the United States. With approximately $359 billion worth of assets under management as of December 31, 1998, MetLife provides individual insurance and investment products to approximately 9 million households in the United States. MetLife also provides group insurance and investment products to corporations and other institutions employing over 33 million people.

We are a mutual life insurance company. In November 1998, MetLife announced its intention to convert to a stock company from a mutual company. MetLife's board of directors authorized the development of a plan to "demutualize." The plan will be subject to approval by the board of directors, the State of New York Insurance Department and policyholders. As of [ ], 1999, we do not know the details of the plan or when or if it will take effect.

Metropolitan Life Separate Account E

We established Metropolitan Life Separate Account E on September 27, 1983. The purpose of the Separate Account is to hold the variable assets that underlie some of the variable annuity contracts we issue. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. We are obligated to pay all money we owe under the Income Annuity even if that amount exceeds the assets in the Separate Account. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains, and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.

Settling Your Claim

If you have brought a claim for personal physical injury or physical sickness (sometimes you are called the claimant or plaintiff), your claim may be resolved to include a schedule of future payments to be made to you. Because the frequency of the income payments, the period of time over which the payments are made and the amount of each payment may be "structured" by you and the defendant to meet your financial and medical needs, it is called a "Structured Settlement."

This Structured Settlement is then generally reflected in a contract between you and the defendant based on your mutual agreement (a settlement agreement) or in an order issued by a court or administrative tribunal (judgment).

Customarily, as part of the Structured Settlement, the defendant will be released from any further liability related to the claim provided that you receive future income payments at the specified times. Often the defendant, with your consent, will assign the liability to make your scheduled income payments to another person or company (an assignee) through a "qualified assignment." Under the qualified assignment, the assignee (also the purchaser) assumes the obligation to pay you according to the schedule of payments contained in the qualified assignment.

When the liability is assigned to another person or company, the assignee may purchase the Income Annuity to use as the funding vehicle for making the income payments to you. The Income Annuity provides a stream of periodic income payments. MIAC (or other assignee) is the owner of the Income Annuity. As the owner, MIAC has the right to designate the payee of each income payment we make under the Income Annuity. Usually, you and/or your beneficiary are designated as the payees to receive income payments.

You are the annuitant. An annuitant is the person whose life is the measure for determining the timing and sometimes the dollar amount of payments under an annuity. If the Income Annuity that is purchased so provides, upon your death, your beneficiaries may receive continuing payments.

The Income Annuity

An Income Annuity provides you with a stream of payments for either your lifetime or over a specified period.

The variable annuity described in this Prospectus is an Income Annuity. The annuity is "variable" because the value of your income payment varies based on the investment performance of the investment divisions identified in the Structured Settlement. In short, the value of your income payments under the Income Annuity may go up or down. Since the investment performance is not guaranteed, the money is at risk. The degree of risk will depend on the investment divisions selected. The annuity unit value for each investment division rises or falls relative to the AIR based on the investment performance (or "experience") of the Portfolio with the same name.

The Income Annuity is purchased with one purchase payment. The amount of the income payments you receive will depend on such things as personal factors such as your age, the income payment type selected and the amount of the purchase payment under the Structured Settlement intended to be allocated to the investment divisions of the Income Annuity.

Certain versions of the Income Annuity have a fixed payment option called the Fixed Income Option. Under the Fixed Income Option, we guarantee the amount of your fixed income payments. The Fixed Income Option is not described in this Prospectus although we occasionally refer to it.

Investment Choices

The Metropolitan Fund and each Portfolio are more fully described in the Metropolitan Fund's prospectus and its SAI. The Metropolitan Fund's prospectus is attached at the end of this Prospectus. You should read the Metropolitan Fund prospectus carefully before agreeing to a Structured Settlement pursuant to which it is contemplated that the Income Annuity will be purchased to fund the obligation to make periodic payments to you. The SAI is available upon your request.

The investment choices are:

Lehman Brothers Aggregate Bond Index Portfolio
State Street Research Diversified Portfolio
MetLife Stock Index Portfolio
Harris Oakmark Large Cap Value Portfolio
T. Rowe Price Large Cap Growth Portfolio
State Street Research Growth Portfolio

--------------------------------------------------------------------------------

The degree of investment risk assumed will depend on the investment divisions chosen. We have listed the choices in order of risk from the most conservative to the most aggressive.

The investment divisions generally offer the opportunity for greater returns over the long term than the Fixed Income Option. This means the possibility for increased or decreased income payments.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

While the investment divisions and their comparably named Portfolios may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these are not those mutual funds. The Metropolitan Fund portfolios most likely will not have the same performance experience as any publicly available mutual fund.

Factors to consider when agreeing to the terms for your income payments in the Structured Settlement are:

o    The amount of income you need;

o    The amount you expect to receive from other sources;

o    The growth potential of other investments; and

o    How long you would like your income to last.

--------------------------------------------------------------------------------

The investment divisions buy and sell shares of corresponding mutual fund portfolios. These Portfolios, which are part of the Metropolitan Fund, invest in stocks, bonds and other investments. All dividends declared by the Portfolios are earned by the Separate Account and reinvested. Therefore, no dividends are distributed under the Income Annuity. Dividends generally are reflected in an increase in the annuity unit value. There are no transaction expenses (i.e., front-end sales load or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Portfolios of the Metropolitan Fund are available only by purchasing MetLife annuities and life insurance policies and are never sold directly to the public.

The Metropolitan Fund is a "series" type fund registered with the Securities and Exchange Commission as an "open-end management investment company" under the Investment Company Act of 1940 (the "1940 Act"). A "series" fund means that each Portfolio is one of several available through the Metropolitan Fund. Each Portfolio is "diversified" under the 1940 Act.

The Portfolios of the Metropolitan Fund pay us a monthly fee for our services as investment manager. These fees, as well as the operating expenses paid by each Portfolio, are described in the Metropolitan Fund prospectus and SAI.

In addition, the Metropolitan Fund prospectus discusses other separate accounts of MetLife and Metropolitan Tower Life Insurance Company that invest in the Metropolitan Fund. The risks of these arrangements are also discussed.

Income Payment Types

Currently, we provide a wide variety of income payment types. Based on the terms of the Structured Settlement, several of these options may be combined within the provisions of the Income Annuity.

Your income payment amount will depend in large part on the type of income payment type chosen. For example, if an "Income for Two Lives Annuity" is selected, your income payments will typically be lower than if a "Your Lifetime Annuity" is selected. For income payment types providing for a guaranteed period, we may provide for payment of a commuted value upon your death if the Structured Settlement so provides. The following income payment types are available:

Your Lifetime Annuity: A variable income payable during your life. Upon your death, payments stop.

Your Lifetime with a Guaranteed Period Annuity: A variable income payable during your life with a guaranteed number of years. If, at your death, payments have been made for less than the guaranteed period, payments are made to your beneficiary for the rest of the guaranteed period.

Your Lifetime With Non-Guaranteed Period Annuity: A variable income payable during your life or a number of years. Payments stop at your death or at the end of the time period, whichever happens first.

Income for Two Lives Annuity: A variable income payable while either you and another person are alive. After one of you dies, payments continue if the other person is alive. Payments stop once both of you are no longer alive. Payments after one of you dies may be the same as those paid while both were alive or may be a lower percentage that is selected when the annuity is purchased (e.g. 75%, 66 2/3% or 50%).

Income for Two Lives with a Guaranteed Period Annuity: This is the same as the Income for Two Lives Annuity described above, but we guarantee to pay the full amount (not a reduced percentage) for the guaranteed period even if one or both of you die. If, upon the death of both of you, payments have been made for less than the guaranteed period, payments are made to your beneficiary for the rest of the guaranteed period.

Income for a Guaranteed Period Annuity: If we agree to the guaranteed period, you may receive a variable income payable for a guaranteed period (1-40 years). Payments cease at the end of the guaranteed period (which is often called a "term certain" period) even if you are still alive. If you die before the end of the guaranteed period, payments are made to your beneficiary for the rest of the guaranteed period.

Allocation of Purchase Payment

Money is allocated among the Fixed Income Option and the investment divisions according to the terms of the Structured Settlement and, where applicable, the qualified assignment agreement. We may require that a certain percentage of the purchase payment be allocated to the Fixed Income Option. Under certain versions of the Income Annuity, certain investment divisions or the Fixed Income Option may not be available.

The Value of Your Income Payments

Annuity Units

Annuity units are credited for that portion of the purchase payment allocated to an investment division. Before we determine the number of annuity units credited under the Income Annuity, we reduce the purchase payment by the contract fee and premium taxes, if applicable. We then compute an initial variable income payment amount using the Assumed Investment Return ("AIR"), the income payment type and the age and sex of the annuitant which is the measuring life (or lives if income payments are to be paid over the lives of more than one person). We then divide that amount by the Annuity Unit Value on the date of the transaction. The result is the number of annuity units credited for that investment division. The number of annuity units remains the same for the life of the Income Annuity.

--------------------------------------------------------------------------------

The initial variable income payment is a hypothetical payment which is calculated based on the AIR. This initial variable income payment is used to establish the number of annuity units. It is not the amount of your actual first variable income payment unless your first income payment happens to be within 10 days after we issue the Income Annuity.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The  AIR is stated in the contract and may range from 1% to 6%.

--------------------------------------------------------------------------------


AIR

Your income payment is determined by using the AIR to benchmark the investment experience of the chosen investment divisions. The higher the AIR, the higher your initial variable income payment will be. Your next payments will only increase in proportion to the amount the actual investment experience of the chosen investment divisions exceeds the AIR and Separate Account charges (the net investment return). Likewise, your income payments will decrease to the extent the actual investment experience of the chosen investment divisions is less than the AIR and Separate Account charges. A lower AIR will result in a lower initial variable income payment, but subsequent variable income payments will increase more rapidly or decline more slowly than if you had a higher AIR as changes occur in the actual investment experience of the investment divisions.

The amount of each variable income payment is determined ten days prior to your income payment date or the contract's issue date, if later than the income payment date.

Examples of the Effect of Different AIRs on Variable Income Payments

A. 5% AIR

Assume that the initial variable income payment for an investment division is $1,000 and that at the time of your actual first income payment the investment experience for the investment division (minus charges) is up 10% (exceeds the AIR). Your variable income payment attributed to that investment division is $1,047.62. The percentage change between the initial variable income payment and your actual income payment is 4.7%.

However, assume instead that the investment experience (minus charges) is down 10% (does not exceed the AIR). Your variable income payment is $857.14. Note that the percentage change between the initial variable income payment and your actual income payment is -14.3%.

B. 3% AIR

Assume that the initial variable income payment for an investment division is $800 and that at the time of your actual first income payment the investment experience for the investment division (minus charges) is up 10% (exceeds the AIR). Your variable income payment attributed to that investment division is $854.37. The percentage change between the initial variable income payment and your actual income payment is 6.8%.

However, assume instead that the investment experience (minus charges) is down 10% (does not exceed the AIR). Your variable income payment is $699.03. Note that the percentage change between the initial variable income payment and your actual income payment is -12.6%.

Valuation

We separately determine the annuity unit value for each investment division once each day when the New York Stock Exchange is open for trading. If permitted by law, we may change the period between calculations, but we will give the owner 30 days' notice.

This is how we calculate the annuity unit value for each investment division:

o First, we determine the change in investment experience (including any investment-related charge) for the underlying portfolio from the previous trading day to the current trading day;

o Next, we subtract the daily equivalent of the Separate Account charge for each day since the last day the annuity unit value was calculated. The resulting number is the net investment return;

o    Then, we multiply by a factor which is the daily equivalent of the AIR; and

o    Finally, we multiply the previous annuity unit value by this result.

     Example: Calculating the Annuity Unit Value

     Assume the following: yesterday's annuity unit value was $10.20; the number we calculate for today's change in investment experience (minus the investment-related charge) is 1.02 (up 2%); the daily equivalent of the Separate Account charge is .000034035 and the daily equivalent of the AIR for a 5% AIR is .99986634. The new annuity unit value is:

         (1.02 - .000034035) x .99986634 x $10.20 = $10.40

     However, now assume that today's change in investment experience (minus the investment-related charge) is .98 (down 2%) instead of 1.02. The new annuity unit value is:

         (.98 - .000034035) x .99986634 x $10.20 = $9.99

Contract Fee

A one time $350 contract fee is taken from the purchase payment when an Income Annuity is purchased prior to allocating the remainder of the purchase payment to the investment divisions. This charge covers our administrative costs including preparation of the Income Annuity, review of applications and recordkeeping.

Assignment Fee

If the Income Annuity is purchased by MIAC, there is a one time assignment fee of $750. This charge covers MIAC's administrative and recordkeeping costs associated with assuming the liability for making payments to you and for being the owner of the Income Annuity.

--------------------------------------------------------------------------------

The charges paid will not reduce the number of annuity units credited under the Income Annuity. Instead, we deduct the charges when calculating the annuity unit value.

--------------------------------------------------------------------------------


Premium Taxes

Some jurisdictions tax purchase payments for the Income Annuity. We deduct money from the purchase payment to pay "premium" taxes (also known as "annuity" taxes).

Premium taxes, if applicable, are generally just over 1%, depending on the state or jurisdiction in which the owner resides or is domiciled. A chart in the Appendix shows the jurisdictions where premium taxes are currently charged and the percentage amount which must be added to the purchase payment to pay for the premium taxes. If an assignment is made and MIAC is the owner, a premium tax is not applicable.

Charges

There are two types of charges paid if any of the purchase payment is allocated to the investment divisions:

o    Separate Account charge; and

o    Investment-related charge.

Separate Account Charge

There is a Separate Account charge. This charge is no more than 1.25% annually of the average value of amounts in the Separate Account. This charge includes insurance-related charges for the risk that you may live longer than we estimated and the risk that our expenses in administering the Income Annuity will be greater than we estimated. The Separate Account charge also pays us for our miscellaneous administrative costs.

Investment-Related Charge

This charge pays us as the investment manager of the Metropolitan Fund for managing money in the Portfolios and investment operating expenses. The percentage paid depends on the selected investment divisions. The percentage charge for each investment division is listed in the Table of Expenses.

General Information

Administration

All transactions will be processed in the manner described below. Generally, administrative requests are effective the day we receive them at the MetLife Designated Office.

Purchase Payments

The purchase payment is sent by check or wire made payable to "MetLife" to the MetLife Designated Office. We will provide all necessary forms. We must have all completed documents to credit the purchase payment.

Usually, the initial purchase payment is credited under the Income Annuity within two days of receipt at the MetLife Designated Office. However, if the forms are filled out incorrectly or incompletely or other documentation is not completed properly, we have up to five business days to credit the payment. If the problem cannot be resolved by the fifth business day, we will notify the purchaser and give the reasons for the delay. At that time, the purchaser will be asked whether to agree to let us keep the money until the problem is resolved. If the purchaser does not agree or we cannot reach the purchaser by the fifth business day, the money will be returned.

Purchase payments are effective and valued as of 4:00 p.m. Eastern time, on the day we receive them in good order at the MetLife Designated Office, except when they are received:

o    On a day when the annuity unit value is not calculated, or

o    After 4:00 p.m. Eastern time.

In those cases, the purchase payments will be effective the next day the annuity unit value, as applicable, is calculated.

Receiving Income Payments and Information

Based on the provisions of the Structured Settlement, the Income Annuity may provide you with income payments that begin immediately after the issue date of the Income Annuity and/or income payments that begin at some future date (i.e., delayed income payments). Each income payment stream, whether immediate or delayed, will be paid from each of the investment divisions and/or Fixed Income Option based on the allocation for that income payment described in the Structured Settlement. However, lump sum income payments which are delayed to some future date will be paid only from the Fixed Income Option.

--------------------------------------------------------------------------------

All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

--------------------------------------------------------------------------------

You may elect to have your payments sent to your residence or have us deposit payments directly into your bank account. If you elect to have your payment direct deposited, you will receive in the mail a stub statement for the payment. Your stub statement will indicate information, such as the amount of your payment, the number of units for each investment division and the corresponding annuity unit value. Periodically, you may receive information from us about the Income Annuity.

Advertising Performance

We periodically advertise the performance of the investment divisions. You may get performance information from a variety of sources including your statements, the internet, annual reports and semiannual reports.

We may state performance in terms of "yield," "change in annuity unit value," "average annual total return," or some combination of these terms.

Yield is the net income generated by an investment in a particular investment division for 30 days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually.

Change in Annuity Unit Value is calculated by determining the percentage change in the value of an annuity unit for a certain period. These numbers may also be annualized. Change in annuity unit value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the Separate Account charge.

Average annual total return calculations reflect the Separate Account charge. These figures also assume a steady annual rate of return.

For purposes of presentation, we may assume that the Income Annuity was in existence prior to its inception date. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund Portfolios. We use the actual annuity unit data after the inception date.

Changes to the Income Annuity

We have the right to make certain changes to the Income Annuity, but only as permitted by law. We make changes when we think they would best serve the interest of annuity owners or would be appropriate in carrying out the purposes of the Income Annuity. If the law requires, we will also get the owner's approval and the approval of any appropriate regulatory authorities. Examples of the changes we may make include the right to:

o    Operate the Separate Account in any form permitted by law.

o Take any action necessary to comply with or obtain and continue any exemptions under the law.

o Transfer any assets in an investment division to another investment division, or to one or more separate accounts, or to our general account, or to add, combine or remove investment divisions in the Separate Account.

o Substitute for the Portfolio shares in any investment division, the shares of another class of the Metropolitan Fund or the shares of another investment company or any other investment permitted by law.

o Change the way we assess charges, but without increasing the aggregate amount charged to the Separate Account and any currently available portfolio in connection with the Income Annuity.

o Make any necessary technical changes in the Income Annuity in order to conform with any of the above-described actions.

If any changes result in a material change in the underlying investments of an investment division for which annuity units have been credited, we will notify the owner of the change. The Structured Settlement may provide for an alternate choice of investment division in which an equivalent number of annuity units will be credited if an investment division to which money has been allocated becomes no longer available or for which there is a change in the underlying Portfolio. Otherwise, you will not have any right to choose an alternate investment division. Where required by law, we will ask the owner's approval before making any technical changes.

Voting Rights

Based on our current view of applicable law, the owner has voting interests under the Income Annuity concerning Metropolitan Fund proposals that are subject to a shareholder vote. Therefore, the owner is entitled to give us instructions for the number of shares which are deemed attributable to the Income Annuity.

We will vote the shares of each of the underlying Portfolios held by the Separate Account based on instructions we receive from those having a voting interest in the corresponding investment divisions. However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our own judgment. In those cases where MIAC is the owner of the Income Annuity, the shares of each underlying Portfolio will be voted in the same proportion as the shares for which voting instructions are received by the Separate Account.

There are certain circumstances under which we may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report. If we do not receive voting instructions, we will vote the interests under the Income Annuity in the same proportion as represented by the voting instructions we receive from other investors. Shares of the Metropolitan Fund that are owned by our general account or by any of our unregistered separate accounts will be voted in the same proportion as the aggregate of the shares:

o    For which voting instructions are received, and

o    That are voted in proportion to such voting instructions.

However, if the law or the interpretation of the law changes, we may decide to exercise the right to vote the Portfolio's shares based on our judgment.

Who Sells the Income Annuity

The Income Annuity is sold through registered broker-dealers.

The licensed broker-dealers who sell the annuities may be compensated for these sales by commissions that we pay. There is no front-end sales load or back-end sales load deducted from purchase payments to pay sales commissions. The Separate Account does not pay sales commissions. The commissions we pay range from 0% to 5%.

Purchases In New York or North Carolina

Although we may not cancel the Income Annuity, the owner may cancel the Income Annuity within a certain time period if the Income Annuity is purchased in New York or North Carolina.

Financial Statements

The financial statements and related notes for the Separate Account and MetLife are in the SAI and are available from MetLife upon request. Deloitte & Touche, LLP, who are independent auditors, audit these financial statements.

Federal Tax Treatment

The following tax information is only a general discussion of the tax consequences of use of the Income Annuity in connection with the settlement of a claim. The Internal Revenue Code ("Code") is complex and changes regularly. Because of the complexity of the Code, the applicability of the tax laws to the Income Annuity and to the parties to a claim and/or an assignment are subject to varying interpretations, each party should consult his/her own tax advisor about his/her circumstances and how the tax law and any recent developments may affect him/her if the Income Annuity is used in connection with the settlement of a claim.

The Structured Settlement is an arrangement between you, the defendant and/or the defendant's insurer. Neither we nor any of our affiliates assumes responsibility for any legal, tax, or financial consequences of the Structured Settlement to any of the parties to the claim or any assignee. In particular, neither we nor any of our affiliates make any representations, warranties, or guarantees as to the tax consequences of any decision you and other parties make to settle your claim and to have income payments to you funded by an Income Annuity.

Tax Treatment of Income Payments Received in Settlement of Personal Physical Injury Claims

Section 104(a)(2) of the Code excludes from gross income any amounts received as damages on account of personal physical injuries or physical sickness. Any portion of a Structured Settlement that provides for punitive damages will not qualify for exclusion under Section 104 (a)(2) of the Code. For qualifying portions of a Structured Settlement, the treatment applies whether the amounts are paid as lump sums or as periodic payments.

If the Income Annuity will be used to provide periodic payments to you as a result of your claim, the periodic payments will be excludable from your income only if the Income Annuity is owned by a person other than you. The Income Annuity typically will be owned by MIAC.

We take no responsibility for determining if payments made to you as a result of a claim, whether by use of the Income Annuity or otherwise, are excludable from your income under Section 104(a)(2) of the Code.

A Defendant May Assign Its Obligation to Make Income Payments to You

Pursuant to Section 130 of the Code, the defendant or the defendant's insurer may assign, with your consent, its obligation under the Structured Settlement to make income payments to you. The entity, called the assignee, that assumes the obligation to make income payments to you, typically will be MIAC. The assignment by the defendant to MIAC of its obligation to make income payments to you will be treated as a "qualified assignment" under Section 130(c) of the Code only if the following requirements are met:

o The Structured Settlement provides that you will receive income payments on specified dates to compensate you for your personal injury or sickness (in a case involving physical injury or physical sickness);

o MIAC assumes the liability to make payments to you from a party to the suit or the Structured Settlement;

o The income payments that will be made to you are fixed and determinable as to amount and time of payment;

o    You cannot accelerate, defer, increase, or decrease your income payments;

o The amount MIAC is obligated to pay you under the assignment is no greater than the obligation of the person who assigned the liability to MIAC; and

o    The income payments to you are excludable from your gross income under
     Section 104(a)(1) or (2) of the Code.


If these requirements are satisfied, and the assignment to MIAC is treated as a "qualified assignment," the defendant may deduct the full payment it makes to MIAC in the year in which the payment is made. In addition, if these requirements are satisfied and MIAC purchases one or more "qualified funding assets" to fund its obligation to make income payments to you under the assignment, the purchase payment MIAC receives from the defendant will be excluded from MIAC's gross income to the extent the purchase payment does not exceed the aggregate cost of the qualified funding assets.

Using the Income Annuity to Fund Qualified Assignments

If you and the defendant intend to have the Income Annuity fund a qualified assignment, the amount of the purchase payment that is to be allocated to each investment division, the formula for determining the number of annuity units to be credited to each investment division, and the schedule for making the variable income payments must be specified in the Structured Settlement.

The Internal Revenue Service (IRS) has issued a private letter ruling to MIAC as the assignee of a defendant's obligation to make payments to a party that was physically injured. In the private letter ruling, MIAC proposed to purchase a variable income annuity as a "qualified funding asset." Under the settlement agreement involved in the private ruling, at least 50 percent of the damages to be applied to the purchase of the variable income annuity was to be allocated to a guaranteed income option. In the private letter ruling, the IRS determined, among other things, that:

o Periodic payments of damages that are calculated pursuant to an objective formula based on the performance of the S&P 500 Stock Index and/or a mutual fund designed to achieve long-term growth of capital and moderate income are fixed and determinable as to amount and time of payment; and

o A variable income annuity purchased by MIAC from MetLife would not fail to qualify as a qualified funding asset within the meaning of Section 130(c) of the Code solely because of the variable payments under the annuity, which would be reasonably related to the periodic payments under the qualified assignment.

Private letter rulings may be relied upon only by the taxpayer(s) who requested the ruling and only with respect to the specific facts involved in the ruling. However, the reasoning used by the IRS in reaching its determinations in the ruling may be useful to defendants, defendant's liability insurers, and other assignees considering the tax treatment of the Income Annuity in connection with the settlement of a claim. Such persons should, of course, consult their own tax advisors to determine the tax consequences of entering into a Structured Settlement or assigning (or accepting an assignment of) liability in connection with which the Income Annuity will be used to fund payments to the claimant.

Owners Other than MIAC

Entities (such as a corporation) that are considering purchasing an Income Annuity should consult with their own tax advisors prior to the purchase to determine the tax consequences of owning the Income Annuity.

In general, under Section 72(u) of the Code, if an annuity contract is owned by a non-natural person, the contract is not treated as an annuity for income tax purposes and the income under the contract is treated as ordinary income received or accrued by the owner in each taxable year. There are exceptions to this general rule. These exceptions include contracts that are "qualified funding assets" within the meaning of Section 130(c) of the Code (without regard to whether there is a qualified assignment) and contracts that are "immediate annuities" within the meaning of Section 72(u)(4) of the Code. If a contract satisfies one of these exceptions, the income under the contract generally is not taxed until it is received.

In addition, pursuant to Section 264(f) of the Code, if an Income Annuity is owned by a non-natural person, or held for the benefit of a non-natural person, a portion of the owner's otherwise deductible interest may no longer be deductible. Similar adverse income tax consequences may occur pursuant to Sections 805, 807 and 832 of the Code, if an Income Annuity is owned by or for the benefit of an insurance company.

Table of Contents for the Statement
of Additional Information


                                                                         Page

Cover Page .............................................................    1

Table of Contents ......................................................    1

Independent Auditors ...................................................    2

Year 2000 ..............................................................    2

Distribution of Certificates and Interests in the
      Income Annuity ...................................................    2

Experience Factor ......................................................    2

Variable Income Payments ...............................................    2

Investment Management Fees .............................................    4

Performance Data and Advertisement of
      the Separate Account .............................................    4

Financial Statements of the Separate Account ...........................

Financial Statements of MetLife ........................................

Appendix

Premium Tax Table

If the owner is a resident of or domiciled in one of the following jurisdictions, the percentage amount listed by that jurisdiction is the premium tax rate which must be added to the purchase payment to pay for the premium taxes.


                      Income Annuities

California ...........    1.0235%
Kentucky(1) ..........    1.02%
Maine ................    1.02%
Nevada ...............    1.035%
Puerto Rico ..........    1.01%
South Dakota .........    1.0125%
West Virginia ........    1.01%
Wyoming ..............    1.01%


1    The premium tax in Kentucky is repealed effective January 1, 2000.


    PEANUTS (C) United Feature Syndicate, Inc.
    (C) 1999 Metropolitan Life Insurance Company

                      METROPOLITAN LIFE INSURANCE COMPANY
                      METROPOLITAN LIFE SEPARATE ACCOUNT E

                            METLIFE SETTLEMENT PLUS,
                           A VARIABLE INCOME ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION
                             FORM N-4        PART B
                                         , 1999

     This Statement of Additional Information is not a prospectus but contains information in addition to and more detailed than that set forth in the Prospectus for MetLife Settlement Plus, A Variable Income Annuity dated
        , 1999 and should be read in conjunction with the Prospectus. Copies of the Prospectus may be obtained from Metropolitan Life Insurance Company, One Madison Avenue, New York, New York 10010.

     A Statement of Additional Information for the Metropolitan Series Fund, Inc. is attached at the end of this Statement of Additional Information.

     Unless otherwise indicated, the Statement of Additional Information continues the use of certain terms as set forth in the Section entitled "Important Terms You Should Know" of the Prospectus for MetLife Settlement Plus,
A Variable Income Annuity dated            , 1999.

                            ------------------------

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
          Independent Auditors.................................     2
          Year 2000............................................     2
          Distribution of Certificates and Interests in the
            Income Annuity.....................................     2
          Experience Factor....................................     2
          Variable Income Payments.............................     2
          Investment Management Fees...........................     4
          Performance Data and Advertisement of the Separate
            Account............................................     4
          Financial Statements of the Separate Account.........    35
          Financial Statements of MetLife......................    61

                            ------------------------

INDEPENDENT AUDITORS

     The financial statements for the Separate Account for the period ended December 31, 1998 included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, 555 Seventeenth Street, Denver, Colorado, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

YEAR 2000

     MetLife depends on the smooth functioning of its computer systems to administer its annuity contracts. Many computer software systems in use today cannot distinguish the year 2000 from the year 1900 because of the way dates are encoded and calculated. That failure could negatively impact and disrupt the administration of the annuity contracts. MetLife is actively working on the necessary changes to its computer systems to deal with this issue and expects that its systems will be adapted in time for that event, although there cannot be assurances of success.

DISTRIBUTION OF CERTIFICATES AND INTERESTS IN THE INCOME ANNUITY

     MetLife is both the depositor and the underwriter (issuer) of the Income Annuity.

     The certificates and interests in the Income Annuity are sold through registered broker-dealers.

     The offering of the Income Annuity is continuous. In certain situations, the Income Annuity may not include all investment choices or the Fixed Income Option. Each contract will indicate the available choices.

EXPERIENCE FACTOR

     We use the term "experience factor" to describe the investment performance for an investment division. The experience factor changes from Valuation Period (described later) to Valuation Period to reflect the upward or downward performance of the assets in the underlying Portfolios. The experience factor is calculated as of the end of each Valuation Period using the net asset value per share of the underlying Portfolio. The net asset value includes the per share amount of any dividend or capital gain distribution paid by the Portfolio during the current Valuation Period, and subtracts any per share charges for taxes and reserve for taxes. We then divide that amount by the net asset value per share as of the end of the last Valuation Period to obtain a factor that reflects investment performance. We then subtract a charge for each day in the valuation period not to exceed .000034035 (the daily equivalent of an effective annual rate of 1.25%).

VARIABLE INCOME PAYMENTS

     "Variable income payments" include variable income payments made under the various Income Annuities.

ASSUMED INVESTMENT RETURN (AIR)

     The following discussion concerning the amount of variable income payments is based on an Assumed Investment Return of 5% per year. It should not be inferred that such rates will bear any relationship to the actual net investment experience of the Separate Account.

AMOUNT OF INCOME PAYMENTS

     The income payment you receive periodically from an investment division (after your first payment if paid within 10 days of the issue date) will depend upon the number of annuity units held in that investment division (described below) and the Annuity Unit Value (described later) as of the 10th day prior to a payment date.

     The Income Annuity specifies the dollar amount of the initial variable income payment for each investment division (this equals the first payment amount if paid within 10 days of the issue date). This initial variable income payment is computed based on the amount of the purchase payment applied to the specific investment division (net any applicable premium tax owed or contract charge), the AIR, the age and/or sex of the measuring lives and the income payment type selected. The initial payment amount is then divided by the Annuity Unit Value for the investment division to determine the number of annuity units held in that investment division. The number of annuity units held remains fixed for the duration of the contract.

     The dollar amount of subsequent variable income payments will vary with the amount by which investment performance is greater or less than the AIR and Separate Account charges.

     For example, on an annual basis, if an investment division has a cumulative net investment performance of 6% over a one year period, the first variable income payment in the next year will be approximately 1% greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the investment division. If such investment performance return is 4% over a one year period, the first variable income payment in the next year will be approximately 1% less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment performance of the applicable division.

ANNUITY UNIT VALUE

     The Annuity Unit Value is based on the same change in investment performance in the Separate Account. (See "The Value of Your Income Payment on
page         in the Prospectus.)

CALCULATING THE ANNUITY UNIT VALUE

     We calculate Annuity Unit Values once a day on every day the New York Stock Exchange is open for trading. We call the time between two consecutive Annuity Unit Value calculations the "Valuation Period." We have the right to change the basis for the Valuation Period, on 30 days' notice, as long as it is consistent with the law. All purchase payments and transfers are valued as of the end of the Valuation Period during which the transaction occurred. The Annuity Unit Values can increase or decrease, based on the investment performance of the corresponding underlying portfolios. If the investment performance is positive, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go up. Conversely, if the investment performance is negative, after payment of Separate Account expenses and the deduction for the AIR, Annuity Unit Values will go down.

     To calculate an Annuity Unit Value, we first multiply the experience factor for the period by a factor based on the AIR and the number of days in the Valuation Period. For an AIR of 5% and a one day Valuation Period, the factor is
 .99986634, which is the daily discount factor for an effective annual rate of 5%. (The AIR may be in the range of 1% to 6%, as defined in your Income Annuity and the laws in the state.) The resulting number is then multiplied by the last previously calculated Annuity Unit Value to produce the new annuity value.

     The following examples show, by use of hypothetical examples, the method of determining the Annuity Unit Value and the amount of variable income payments:

                  EXAMPLE OF CALCULATION OF ANNUITY UNIT VALUE

1. Annuity Unit Value, beginning of period........................ $ 10.20000
2. "Experience factor" for period.................................   1.023558
3. Daily adjustment for 5% of Assumed Investment Return...........  .99986634
4. (2) X (3)......................................................   1.023421
5. Annuity Unit Value, end of period (1) X (4).................... $ 10.43889

DETERMINING THE VARIABLE INCOME PAYMENT

     Variable income payments can go up or down based upon the investment performance of the investment divisions in the Separate Account. AIR is the rate used to determine the initial variable income payment and serves as a benchmark against which the investment performance of the investment divisions is compared. The higher the AIR, the higher the initial variable income payment will be. Variable income payments will increase only to the extent that the investment performance of the investment divisions exceeds the AIR (and Separate Account charges). Variable income payments will decline if the investment performance of the Separate Account does not exceed the AIR (and Separate Account charges). A lower AIR will result in a lower initial variable income payment, but variable income payments will increase more rapidly or decline more slowly as changes occur in the investment performance of the investment divisions.

                           EXAMPLE OF INCOME PAYMENTS
 (ASSUMES THE FIRST MONTHLY PAYMENT IS MADE WITHIN 10 DAYS OF THE ISSUE DATE OF
                              THE INCOME ANNUITY)
          Annuitant age 65, Life Annuity with 120 Payments Guaranteed

1. Net Purchase Payment...........................................   $50,000.00
2. First monthly income payment per $1,000 of Annuity Value.......   $     7.71
3. First monthly income payment (1) X (2) divided by 1,000........   $   385.50
4. Annuity Unit Value (see Example of Calculation of Annuity Unit
  Value above as of Annuity Date).................................   $ 10.80000
5. Number of Annuity Units (3) divided by (4).....................     35.69444
6. Assume Annuity Unit Value for the second month equal to (10
  days prior to payment)..........................................   $ 10.97000
7. Second monthly Annuity Payment (5) X (6).......................   $   391.57
8. Assume Annuity Unit Value for third month equal to.............   $ 10.52684
9. Next monthly Annuity Payment (5) X (8).........................   $   375.75

INVESTMENT MANAGEMENT FEES

     Each of the currently available Metropolitan Fund Portfolios pays us, the investment manager of the Metropolitan Fund, an investment management fee. For providing investment management services to the Lehman Brothers Aggregated Bond Index and MetLife Stock Index, we receive monthly compensation from each Portfolio at an annual rate of .25% of the average daily value of the aggregate net assets of each Portfolio. For providing investment management services to the State Street Research Growth Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .55% of the average daily value of the aggregate net assets of the Portfolio up to $500 million, .50% of such assets on the next $500 million and .45% of such assets on amounts over $1 billion. For providing investment management services to the State Street Research Diversified Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .50% of the average daily value of the aggregate net assets of the Portfolio up to $500 million, .45% of such assets on the next $500 million and .40% of such assets on amounts over $1 billion. We pay State Street Research & Management Company, one of our subsidiaries, to provide us with sub-investment management services for the State Street Research Diversified and State Street Research Growth Portfolio.

     For providing investment management services to the Harris Oakmark Large Cap Value Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .75% of the average daily value of the aggregate net assets of the Portfolio up to $250 million and .70% of such assets in excess of $250 million. Harris Associates L.P., whose general partner is indirectly owned by MetLife, is the sub-investment manager with respect to the Harris Oakmark Large Cap Value Portfolio.

     For providing investment management services to the T. Rowe Price Large Cap Growth Portfolio, we receive monthly compensation from the Portfolio at an annual rate of .70% of the average daily value of the aggregate net assets of the Portfolio up to $50 million, and .60% of such assets over $50 million. T. Rowe Price Associates, Inc. is the sub-investment manager for the T. Rowe Price Large Cap Growth Portfolio.

PERFORMANCE DATA AND ADVERTISEMENT OF THE SEPARATE ACCOUNT

     From time to time we advertise the performance of various Separate Account investment divisions. Performance will be stated in terms of either yield, "change in Annuity Unit Value" or "average annual total return" or some combination of the foregoing. Yield, change in Annuity Unit Value and average annual total return figures are based on historical earnings and are not intended to indicate future performance. This income is then annualized, by assuming that the same amount of income is generated each week over a 52 week period, and the total income is shown as a percentage of the investment. The effective yield is similarly calculated; however, when annualized, the earned income in the investment division is assumed to be reinvested. Thus, the effective yield figure will be slightly higher than the yield figure because of the former's compounding effect. Other yield figures quoted in advertisements will refer to the net income generated by an investment in a particular investment division for a thirty-day period or month, which is specified in the advertisement, and then expressed as a percentage yield of that investment. This percentage yield is then compounded semiannually. Change in Annuity Unit Value refers to the comparison between values of annuity units over specified periods in which an investment division has been in operation, expressed as a percentage and may also be expressed as an annualized figure. In addition, change in Annuity Unit Value may be used to show performance for a hypothetical investment (such as $10,000) over the time period specified.

     Advertisements regarding the Separate Account may contain comparisons of hypothetical after-tax returns of currently taxable investments versus returns of tax deferred or tax-exempt investments. From time to time, the Separate Account may compare the performance of its investment divisions with the performance of common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds, Treasury Bills, certificates of deposit and savings accounts. The Separate Account may use the Consumer Price Index in its advertisements as a measure of inflation for comparison purposes. From time to time, the Separate Account may advertise its performance ranking among similar investments or compare its performance to averages as compiled by independent organizations, such as Lipper Analytical Services, Inc., Morningstar, Inc., VARDS(Registered) and The Wall Street Journal. The Separate Account may also advertise its performance in comparison to appropriate indices, such as the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers, Aggregate Bond Index, and/or the Lehman Brothers Government/
Corporate Bond Index, the Merrill Lynch High Yield Bond Index.

WHEN VOTING INSTRUCTIONS MAY BE DISREGARDED

     MetLife may disregard voting instructions under the following circumstances
(1) to make or refrain from making any change in the investments or investment policies for any portfolio if required by any insurance regulatory authority;
(2) to refrain from making any change in the investment policies or any investment adviser or principal underwriter or any portfolio which may be initiated by those having voting interests or the Metropolitan Fund's board of directors, provided MetLife's disapproval of the change is reasonable and, in the case of a change in investment policies or investment manager, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) to enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

     In the event that MetLife does disregard voting instructions, a summary of the action and the reasons for such action will be included in the next semiannual report.

                   APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from the EDGAR filing due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.

INTRODUCTION

The prospectus included in the Form N-4 for Metropolitan Life Separate Account E includes illustrations using various characters from the PEANUTS(Registered) gang which are copyrighted by United Feature Syndicate, Inc. There is a list and description of characters followed by a list of illustrations and their page location in the prospectus.

CHARACTERS

Snoopy -- A Beagle dog
Charlie Brown -- A little boy with zigzag pattern on shirt
Woodstock -- A small bird
Lucy -- A little brunette girl
Linus -- A younger little boy with stripped shirt (Lucy's brother)
Marcie -- A little brunette girl with glasses
Franklin -- A curly haired little boy
Pigpen -- A little boy with dust cloud and smudged face
Peppermint Patty -- An athletic girl with freckles, page boy haircut and sandals Sally -- A little blond girl with curls on top (Charlie Brown's sister)

                                                       PAGE
 1. Snoopy as MetLife Representative with briefcase    First page
    straightening bow tie

 2. Charlie Brown on step ladder looking at fold       Page 3            Table of Contents
    out map

 3. Snoopy in suit with pointer                        Page 4            Important Terms
                                                                         You Should Know

 4. Snoopy as MetLife Representative listening to      Page 7            MetLife
    crowd of Woodstocks

 5. Snoopy and Woodstock balanced on seesaw            Page 9            The Income Annuity

 6. Snoopy reading menu at restaurant table            Page 9            Your Investment Choices

 7. Snoopy as WWI flying ace dispatching Woodstocks    Page 11           Allocation of
    with checks                                                          Purchase Payment

 8. Marcie at desk with adding machine reviewing       Page 12           AIR
    tape of calculations

 9. Lucy with magnifying glass studying a piece of     Page 14           Charges
    paper

10. Woodstock writing out a check                      Page 15           Purchase Payments




                                                       PAGE
11. Charlie Brown receiving letter at mail box         Page 15           Receiving Income Payments
                                                                         and Information

12. "Colonial" Snoopy as town cryer                    Page 16           Advertising Performance

13. Snoopy as MetLife Representative shaking paw/      Page 18           Who Sells the
    wing with Woodstock                                                  Income Annuity

14. Franklin, Snoopy, Charlie Brown, Lucy, Pigpen,     Page 22           Table of Contents
    Linus and Peppermint Patty                                           for the SAI

15. Lucy in her advice box with "TAXES--The Expert     Page 23           Premium Tax Table
    is in" printed on it advising Peppermint Patty
    and Sally


                                    PART II

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS

          The following financial statements are included in Part B of this Post-Effective Amendment on Form N-4 (to be filed by amendment):

            Metropolitan Life Separate Account E
               Independent Auditors' Report

            Financial Statements for the Years Ended December 31, 1998 and 1997
               Statements of Assets and Liabilities
               Statements of Operations
               Statements of Changes in Net Assets
               Notes to Financial Statements

            Metropolitan Life Insurance Company
               Independent Auditors' Report

            Financial Statements for the Years Ended
              December 31, 1998, 1997 and 1996
               Consolidated Balance Sheets
               Consolidated Statements of Income
               Consolidated Statements of Cash Flow
               Consolidated Statements of Equity
               Notes to Consolidated Financial Statements

     (B) EXHIBITS


(1)              -- Resolution of the Board of Directors of Metropolitan Life
                    establishing Separate Account E.(1)
(2)              -- Not applicable.
(3)(a)           -- Not applicable.
   (b)           -- Form of Selected Broker Agreement.(1)
(4)(a)           -- Form of Income Annuity Contract.
   (b)           -- Form of Certificate
(6)              -- Charter and By-Laws of Metropolitan Life.(1)
(6)(a)           -- By-Laws Amendment.(1)
(7)              -- Not applicable.
(8)              -- Not applicable.
(9)              -- Opinion and consent of counsel as to the legality of the securities being registered.(4)
(10)             -- (a) Form of Settlement Agreement.
                    (b) Form of Uniform Qualified Assignment.
                    (c) Form of Uniform Qualified Assignment and Release
(11)             -- Not applicable.
(12)             -- Not applicable.
(13)(a)          -- Powers of Attorney.(1),(2),(3)

------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. To be filed by amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Curtis H. Barnette....... Chairman and Chief Executive Officer,     Director
                          Bethlehem Steel Corporation,
                          1170 Eighth Avenue,
                          Martin Tower 2118,
                          Bethlehem, PA 18016-7699.

Robert H. Benmosche...... Chairman of the Board, President and      Chairman of the
                          Chief Executive Officer,                  Board, President and
                          Metropolitan Life Insurance Company,      Chief Executive
                          One Madison Avenue,                       Officer
                          New York, NY 10010.

Gerald Clark............. Vice-Chairman of the Board and            Vice-Chairman of the
                          Chief Investment Officer,                 Board and Chief
                          Metropolitan Life Insurance Company,      Investment Officer
                          One Madison Avenue,
                          New York, NY 10010.

Joan Ganz Cooney......... Chairman, Executive Committee,            Director
                          Children's Television Workshop,
                          One Lincoln Plaza,
                          New York, NY 10023.

Burton A. Dole, Jr....... Retired Chairman, President and           Director
                          Chief Executive Officer,
                          Nellcor Puritan Bennett,
                          2200 Faraday Avenue,
                          Carlsbad, CA 92008-7208.

James R. Houghton........ Chairman Emeritus of the Board            Director
                          and Director,
                          Corning Incorporated,
                          80 East Market Street, 2nd Floor,
                          Corning, NY 14830.

Harry P. Kamen........... Retired Chairman and Chief Executive      Director
                          Officer,
                          Metropolitan Life Insurance Company,
                          One Madison Avenue,
                          New York, NY 10010.

Helene L. Kaplan......... Of Counsel, Skadden, Arps, Slate,         Director
                          Meagher and Flom,
                          919 Third Avenue,
                          New York, NY 10022.

                                   PRINCIPAL OCCUPATION &           POSITIONS AND OFFICES
          NAME                        BUSINESS ADDRESS                 WITH DEPOSITOR
------------------------- ----------------------------------------  ---------------------
Charles M. Leighton...... Retired Chairman of the Board,            Director
                          CML Group, Inc.,
                          524 Main Street,
                          Bolton, MA 01720.

Allen E. Murray.......... Retired Chairman of the Board and         Director
                          Chief Executive Officer,
                          Mobil Corporation,
                          375 Park Avenue, Suite 2901,
                          New York, NY 10152.

Stewart G. Nagler........ Vice-Chairman of the Board and            Vice-Chairman of the
                          Chief Financial Officer,                  Board and Chief
                          Metropolitan Life Insurance Company,      Financial Officer
                          One Madison Avenue,
                          New York, NY 10010.

John J. Phelan, Jr....... Retired Chairman and                      Director
                          Chief Executive Officer,
                          New York Stock Exchange,
                          P.O. Box 312,
                          Mill Neck, NY 11765.

Hugh B. Price............ President and Chief Executive Officer,    Director
                          National Urban League, Inc.,
                          120 Wall Street, 7th & 8th Floors,
                          New York, NY 10005.

Robert G. Schwartz....... Retired Chairman of the Board,            Director
                          President and Chief Executive Officer,
                          Metropolitan Life Insurance Company,
                          200 Park Avenue, Suite 5700,
                          New York, NY 10166.

Ruth J. Simmons, Ph.D.... President,                                Director
                          Smith College,
                          College Hall 20,
                          Northhampton, MA 01063.

William C. Steere, Jr.... Chairman of the Board and                 Director
                          Chief Executive Officer,
                          Pfizer, Inc.,
                          235 East 42nd Street,
                          New York, NY 10016

     Set forth below is a list of certain principal officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.

       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
Robert H. Benmosche........... Chairman of the Board, President and Chief
                               Executive Officer

Gerald Clark.................. Vice-Chairman of the Board and Chief Investment
                               Officer

Stewart G. Nagler............. Vice-Chairman of the Board and Chief Financial
                               Officer

C. Robert Henrikson........... President, Institutional Business

James M. Benson............... President, Individual Business

William J. Toppeta............ President, Client Services and Chief
                               Administrative Officer

       NAME OF OFFICER                  POSITION WITH METROPOLITAN LIFE
------------------------------ -------------------------------------------------
Gary A. Beller................ Senior Executive Vice-President and General
                               Counsel

John H. Tweedie............... Senior Executive Vice-President

Daniel J. Cavanagh............ Executive Vice-President

Jeffrey J. Hodgman............ Executive Vice-President

Terence I. Lennon............. Executive Vice-President

David A. Levene............... Executive Vice-President

Judy E. Weiss................. Executive Vice-President and Chief Actuary

Richard M. Blackwell.......... Senior Vice-President

Alexander D. Brunini.......... Senior Vice-President

James B. Digney............... Senior Vice-President

Ira Friedman.................. Senior Vice-President

Sibyl C. Jacobson............. Senior Vice-President

Joseph W. Jordan.............. Senior Vice-President

Kernan F. King................ Senior Vice-President

Nicholas D. Latrenta.......... Senior Vice-President

Leland C. Launer, Jr.......... Senior Vice-President

Gary E. Lineberry............. Senior Vice-President

James L. Lipscomb............. Senior Vice-President

William D. Livesey............ Senior Vice-President

James M. Logan................ Senior Vice-President

Eugene Marks, Jr.............. Senior Vice-President

Lauren Mascitelli............. Senior Vice-President

William R. Prueter............ Senior Vice-President

Joseph A. Reali............... Senior Vice-President

Vincent P. Reusing............ Senior Vice-President

Felix Schirripa............... Senior Vice-President

Robert E. Sollmann, Jr........ Senior Vice-President

James F. Stenson.............. Senior Vice-President

Stanley J. Talbi.............. Senior Vice-President

Richard R. Tartre............. Senior Vice-President

Lisa Weber.................... Senior Vice-President

William J. Wheeler............ Senior Vice-President and Treasurer

Anthony J. Williamson......... Senior Vice-President

Louis J. Ragusa............... Vice-President and Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. No person has the direct or indirect power to control Metropolitan Life Insurance Company. As a mutual life insurance company, Metropolitan Life Insurance Company has no stockholders. Its Board of Directors is elected in accordance with New York Insurance Law by Metropolitan's policyholders, whose policies or contracts have been in force for at least one year. Each such policyholder has only one vote, irrespective of the number of policies or contracts held and the amount thereof. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance Company:

[The Organization Chart has been filed by module and is 11 pages long. Part II will continue on page II-16]

ITEM 27. NUMBER OF CONTRACTOWNERS.

     N/A

ITEM 28. INDEMNIFICATION

    UNDERTAKING PURSUANT TO RULE 484(B)(1) UNDER THE SECURITIES ACT OF 1933

     Metropolitan Life Insurance Company has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. Metropolitan Life Insurance Company maintains a directors' and officers' liability policy with a maximum coverage of $200 million. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life Insurance Company pursuant to the foregoing provisions, or otherwise, Metropolitan has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS.

     (a) The principal underwriter of the registrant is Metropolitan Life Insurance Company. Metropolitan Life acts in the following capacities with respect to the following investment companies:

Metropolitan Tower Life Separate Account One (principal underwriter) Metropolitan Tower Life Separate Account Two (principal underwriter) Metropolitan Life Separate Account UL (principal underwriter)
Metropolitan Series Fund, Inc. (principal underwriter and investment adviser)

     (b) See response to Item 25 above.

     (c)

                  (1)                                     (2)

     NAME OF PRINCIPAL UNDERWRITER           NET UNDERWRITING DISCOUNTS AND
                                                      COMMISSIONS
  Metropolitan Life Insurance Company                     N/A

                  (3)                                     (4)

     COMPENSATION ON REDEMPTION OR               BROKERAGE COMMISSIONS
              ANNUITIZATION
                  N/A                                     N/A*

                  (5)

              COMPENSATION
                  N/A*

------------------

* As regards this new contract, as of the date of this filing the Registrant has not completed a full fiscal year and issued no contracts.

ITEM 30. LOCATION OF ACCOUNT AND RECORDS.

Metropolitan Life Insurance Company
One Madison Avenue
New York, N.Y. 10010

ITEM 31. MANAGEMENT SERVICES.

     Not Applicable

ITEM 32. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the financial statements in this registration statement are not more than 16 months old for as long as payments under these variable annuity contracts may be accepted.

     (b) The undersigned registrant hereby undertakes to include a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) The undersigned registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) The undersigned registrant represents that it is relying on the exemptions from certain provisions of Sections 22(e) and 27 of the Investment Company Act of 1940 provided by Rule 6c-7 under the Act. The registrant further represents that the provisions of paragraph (a)-(d) of Rule 6c-7 have been complied with.

     (e) Metropolitan Life Insurance Company represents that the fees and charges deducted under the Income Annuity described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life Insurance Company under the Income Annuity.

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT CERTIFIES AND HAS CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK ON THIS 11TH DAY OF JULY 23, 1999.

                                          METROPOLITAN LIFE SEPARATE ACCOUNT E
                                                   (Registrant)

                                       by:  METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:       /s/ GARY A. BELLER
                                           -------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                          METROPOLITAN LIFE INSURANCE COMPANY
                                                   (Depositor)

                                       by:       /s/ GARY A. BELLER
                                           -------------------------------------
                                                    (Gary A. Beller)
                                             Senior Executive Vice-President
                                                   and General Counsel

                                   SIGNATURES

     AS REQUIRED BY THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                 Chairman, President, Chief
-------------------------------  Executive Officer and
      Robert H. Benmosche        Director

               *                 Vice Chairman, Chief
-------------------------------  Investment Officer and
         Gerald Clark            Director

               *                 Vice Chairman, Chief
-------------------------------  Financial Officer (Principal
       Stewart G. Nagler         Financial Officer) and
                                 Director

               *                 Director
-------------------------------
      Curtis H. Barnette

               *                 Director
-------------------------------
       Joan Ganz Cooney

               *                 Director

-------------------------------
      Burton A. Dole, Jr.

               *                 Director
-------------------------------
       James R. Houghton

               *                 Director
-------------------------------
        Harry P. Kamen

               *                 Director
-------------------------------
       Helene L. Kaplan

By: /s/ RICHARD G. MANDEL, ESQ.
-------------------------------
    Richard G. Mandel, Esq.
       Attorney-in-Fact                                        July 23, 1999

           SIGNATURE                        TITLE                  DATE
-------------------------------  ----------------------------  -------------

               *                           Director
-------------------------------
      Charles M. Leighton

               *                           Director
-------------------------------
        Allen E. Murray

               *                           Director
-------------------------------
      John J. Phelan, Jr.

               *                           Director
-------------------------------
         Hugh B. Price

               *                           Director
-------------------------------
      Robert G. Schwartz

               *                           Director
-------------------------------
    Ruth J. Simmons, Ph.D.

                                           Director
-------------------------------
    William C. Steere, Jr.

By: /s/ RICHARD G. MANDEL, ESQ.
-------------------------------
      Richard G. Mandel, Esq.
       Attorney-in-Fact                                        July 23, 1999

                                 EXHIBIT INDEX

EXHIBIT                                                                    PAGE
NUMBER   DESCRIPTION                                                      NUMBER
-------  -----------------------------------------------------------------------
(1)      Resolution of the Board of Directors of Metropolitan Life
         establishing Separate Account E.1

(2)      Not applicable.

(3)(a)   Not applicable.

   (b)   Form of Selected Broker Agreement.1

(4)(a)   Form of Income Annuity Contract.

   (b)   Form of Certificate

(6)      Charter and By-Laws of Metropolitan Life.1

(6)(a)   By-Laws Amendment.1

(7)      Not applicable.

(8)      Not applicable.

(9) Opinion and consent of counsel as to the legality of the securities being registered.4

(10)     (a) Form of Settlement Agreement.
         (b) Form of Uniform Qualified Assignment.
         (c) Form of Uniform Qualified Assignment and Release

(11)     Not applicable.

(12)     Not applicable.

(13)(a)  Powers of Attorney.1,2,3

------------------

1. Filed with Post-Effective Amendment No. 19 to Registration Statement
   No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 27, 1996. As incorporated herein by reference.

2. Powers of attorney for Gerald Clark, Burton A. Dole, Jr. and Charles H. Leighton were filed with Post-Effective Amendment No. 21 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on February 28, 1997. As incorporated herein by reference.

3. Powers of Attorney for Robert H. Benmosche, Jon F. Danski and Stewart G. Nagler filed with Post-Effective Amendment No. 23 to Registration Statement No. 2-90380/811-4001 for Metropolitan Life Separate Account E on Form N-4 on April 3, 1998. As incorporated herein by reference.

4. To be filed by amendment.